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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No.________)*

                               INNOFONE.COM INC.
     ---------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
     ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                  45768R 10 7
     ---------------------------------------------------------------------
                                 (CUSIP Number)

      SUMIT MAJUMDAR 130 CENTENNIAL PARKWAY NORTH HAMILTON, ONTARIO L8E 1H9
      ---------------------------------------------------------------------
                                 (905) 560-0255
                                 --------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                    10/15/01
      ---------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

          If the filing  person has  previously  filed a statement  on
          Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(c), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









          Persons  who  respond  to  the   collection  of  Information
          contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1748 (03-00)

CUSIP No. 45768R 10 7
          -----------
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     1.   Names  of  Reporting  Persons.  I.R.S.  Identification  Nos.  of above persons (entities only).

         SUMIT MAJUMDAR, 130 CENTENNIAL PARKWAY NORTH, HAMILTON, ONTARIO L8E 1H9
         -----------------------------------------------------------------------
--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)
             -------------------------------------------------------------------
          (b)   X
             -------------------------------------------------------------------
--------------------------------------------------------------------------------
     3.   SEC Use Only
                      ----------------------------------------------------------
--------------------------------------------------------------------------------
     4.   Source of Funds See Instructions.        SC
                                           -------------------------------------
--------------------------------------------------------------------------------
     5. Check if Disclosure of Legal Proceedings Required Pursuant to Items 2(d) or 2(e)
                      ----------------------------------------------------------
--------------------------------------------------------------------------------
     6.   Citizenship or Place of Organization   CANADIAN
                                              ----------------------------------
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Number of      7.   Sole Voting Power            67,000,000
Shares Bene-                         -------------------------------------------
ficially by    8.   Shared Voting Power          NIL
Owned by Each                          -----------------------------------------
Reporting      9.   Sole Dispositive Power       67,000,000
Person With                               --------------------------------------
               10.  Shared Dispositive Power     NIL
                                            ------------------------------------
--------------------------------------------------------------------------------

     11.  Aggregate Amount Beneficially Owned by Each Reporting Person

               100%  67,000,000
          ----------------------------------------------------------------------
--------------------------------------------------------------------------------
     12. Check if the Aggregate Amount in Row (11) Excludes Certain shares (See Instructions)
                       ---------------------------------------------------------
--------------------------------------------------------------------------------
     13.  Percent of Class Represented by Amount in Row (11)    67%
                                                            --------------------
--------------------------------------------------------------------------------
     14.  Type of Reporting Person (See Instructions)           IN
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
          ----------------------------------------------------------------------
--------------------------------------------------------------------------------





















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




I.     Security and Issuer

       This Schedule 13D is filed with respect to shares of the common stock ("Common Stock") of Innofone.com Inc., a Nevada corporation (hereinafter "Innofone" or the "Issuer"). The Issuer's principal executive offices are located at 130 Centennial Parkway North, Hamilton, Ontario L8E 1H9 Canada.


II.    Identity and Background.

       (a)    Name: This Schedule 13D is being filed by Sumit Majumdar.
       (b)    Residence  or  business  address:  His  business  address  is  130
              Centennial Parkway North, Hamilton, Ontario L8E 1H9 Canada.
       (c)    Present  Principal  Occupation or Employment:  Mr. Majumdar is the
              President and Chairman of Innofone, which positions he has occupied since October 12, 2001.
       (d) Criminal Convictions: During the last five years, Sumit Majumdar has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
       (e) Securities Injunctions: During the last five years, Sumit Majumdar has not been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction as a result of which he was or is subject to a judgment, decree, or a final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
       (f)    Citizenship: Sumit Majumdar is a citizen of Canada.


III.   Source and Amount of Funds or Other Consideration.

       Mr. Majumdar received shares of the Issuer's Common Stock in exchange for his surrender to the Issuer of the sole issued and outstanding share of the capital stock of Digital Micro Distribution Canada, Inc. ("DMD"). The exchange of shares of Common Stock for the sole share of DMD (the "DMD Share") occurred upon consummation of a merger (the "Merger") by and between the Issuer and DMD pursuant to an agreement entered into on September 10, 2001.


IV.    Purpose of Transaction.

       Upon consummation of the Merger, Mr. Majumdar transferred the DMD Share to the Issuer, and the Issuer issued to him in exchange therefor Sixty-seven Million (67,000,000) shares of the Issuer's Common Stock. At the effective time of the Merger, Mr. Majumdar became a director and President of Innofone. Following the Merger's close, the Issuer's then-serving directors and officers all resigned, and were replaced by Mr. Majumdar, among others.

       Other than the foregoing, as of the effective date of the Merger, Mr. Majumdar had no plans or proposals that related to or would result in:

       (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
       (b) An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving Innofone or any of its subsidiaries;
       (c) A sale or transfer of a material amount of assets of Innofone or any of its subsidiaries;
       (d) Any change in the present board of directors or management of Innofone, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
       (e) Any material change in the present capitalization or dividend policy of Innofone;
       (f) Any other material change in Innofone's business or corporate structure;
       (g)    Changes   in   Innofone's   charter,    bylaws,   or   instruments
              corresponding thereto or other actions which may impede the acquisition of control of Innofone by any person;
       (h) Causing a class of securities of Innofone to be delisted from a national securities exchange or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association;
       (i) A class of equity securities of Innofone becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
       (j)    Any actions similar to any of those enumerated above.


V.     Interest in Securities of the Issuer.

       (a) Upon consummation of the Merger, Mr. Majumdar beneficially owned Sixty-seven Million (67,000,000) shares of the Issuer's Common Stock. The shares of the Issuer's Common Stock beneficially owned by Mr. Majumdar constitute approximately Sixty-seven percent (67%) of the Issuer's issued and outstanding shares upon consummation of the Merger. Mr. Majumdar does not beneficially own any shares of the Issuer's Common Stock except those that he received in connection with the Merger. Mr. Majumdar has sole voting and dispositive power with respect to all of the shares of Innofone's Common Stock owned by him.

       (b)    See Item III above.

       (c)    Not applicable.

       (d)    Not applicable.

VI. Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

       Not applicable.


VII.   Material to be Filed as Exhibits.

       The following exhibit is incorporated by reference herein:

       Agreement and Plan of Reorganization, dated September 10, 2001 (incorporated by reference from the Issuer's Information Statement Pursuant to Section 14(f) and Rule 14f-1, as filed with the Securities and Exchange Commission on October 10, 2001).




                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


         August 6, 2002
         ---------------------------
         (Date)


         /s/ Sumit Majumdar
         ---------------------------
         (Signature)


         Sumit Majumdar
         ---------------------------
         (Name and Title)












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